Exhibit 21

LOWE’S COMPANIES, INC. AND SUBSIDIARY COMPANIES

NAME AND DOING BUSINESS AS:	STATE OF INCORPORATION

Lowe's Home Centers, Inc.	North Carolina
Lowe's HIW, Inc.	Washington

All other subsidiaries were omitted pursuant to Item 601 (21)(ii) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.